UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-10832
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(CHECK ONE): [   ] Form 10-K  [   ] Form 20-F [   ] Form 11-K  [ X ] Form 10-Q
             [   ] Form 10-D  [   ] Form N-SAR  [   ] Form N-CSR


                  For Period Ended:            December 31, 2008
                                              -------------------

                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form 20-F
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                   ------------------

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

AFP IMAGING CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

250 CLEARBROOK ROAD
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 Address of Principal Executive Office (Street and Number)

ELMSFORD, N.Y. 10523
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City, State and Zip Code


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                       PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the three and six months ended December 31, 2008 within the prescribed time period without unreasonable effort and expense because it has devoted all of its attention and energy to the further development of its business, its previously announced decision to explore strategic alternatives, including a merger with or acquisition by another entity, and to its communications with its senior secured lender. The Registrant is also awaiting final legal and accounting review of the consolidated financial statements and the accompanying footnotes prepared in accordance with Generally Accepted Accounting Principles in the United States.


                          PART IV -- OTHER INFORMATION

(1)      Name   and   telephone  number  of  person  to  contact  in  regard  to this notification.

         Elise Nissen          914                592-6100 x214
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         (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                             AFP IMAGING CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 13, 2009                            By:  /s/ Elise Nissen
                                                         ----------------
                                                         Elise Nissen
                                                         Chief Financial Officer


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                            Attachment to Form 12b-25

Part IV - Other Information, Item (3)


It is anticipated that the results of operations for the three and six months ended December 31, 2008 will be different from the corresponding period from 2007 because they will reflect: (i) a foreign currency loss on the inter-company note due to the devaluation of the Euro relative to the U.S. dollar during the three and six months ended December 31, 2008 and (ii) a decrease in operating expenses for the three months ended December 31, 2008 attributable to the cost cutting measures the Registrant implemented earlier in this fiscal year. Management needs to complete its review of the consolidated financial statements and perform any necessary calculations so as to properly report the consolidated financial statements and the accompanying footnote disclosures in accordance with Generally Accepted Accounting Principles in the United States. As a result, a reasonable estimate of the final results cannot be made at this time.